Avantair, Inc.

4311 General Howard Drive

Clearwater, Florida 33762

March 5, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

                 Sonia Bednarowski

Re:	Avantair, Inc.

Post-Effective Amendment No. 3 to Form S-1

Filed December 31, 2012

File No. 333-163152

Ladies and Gentlemen:

This letter is submitted on behalf of Avantair, Inc. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Steven Santo, Chief Executive Officer of the Company, dated January 11, 2013 (the “Comment Letter”) with respect to our Post-Effective Amendment No. 3 to Form S-1 filed with the Commission on December 31, 2012 (“Post-Effective Amendment No. 3”). In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, the Post-Effective Amendment No. 4 to Form S-1 (“Post-Effective Amendment No. 4”). For reference purposes, the text of the comments in the Comment Letter has been reproduced herein with responses below each numbered comment.

General

1.	It appears that the financial statements included in Post-Effective Amendment No. 2 to Form S-1, declared effective on May 10, 2011, became stale as of November 1, 2011. Please confirm that no sales of the securities registered under Post-Effective Amendment No. 2 occurred on or after that date and advise how you communicated to the selling shareholders that they may not offer or sell such securities until a post-effective amendment to Form S-1 with current information pursuant to Section 10(a)(3) of the Securities Act of 1933 is filed and declared effective.

Response 1:

In response to the Staff’s comment, the Company respectfully submits that none of the shares registered under Post-Effective Amendment No. 2 to the Form S-1 filed with the Commission on May 6, 2011 (“Post-Effective Amendment No. 2”) have been sold on or after November 1, 2011 except for 53,000 of such shares that have been sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”), as further described below. All of the shares

Securities and Exchange Commission

March 5, 2013

registered by Post-Effective Amendment No. 2 contain a restrictive legend pursuant to which the Company and the Company’s transfer agent would prohibit the sale of such shares unless and until such shares are eligible for sale under Rule 144 in the absence of an effective registration statement. In the event a holder seeks to request a transfer from the Company’s transfer agent, the Company will notify the holder that the shares may not be transferred pursuant to the registration statement until a post-effective amendment with current information pursuant to Section 10(a)(3) of the Securities Act of 1933 is filed and declared effective. In addition, the Company respectfully advises that it has not provided notice to holders of the shares registered by Post-Effective Amendment No. 2 that such shares may no longer be offered or sold under Post-Effective Amendment No. 2. However, as described below, holders of most of such shares have indicated that they are aware that such shares may no longer be offered or sold under Post-Effective Amendment No. 2.

The Company advises that 294,737 of the shares (the “Director Shares”) registered for sale pursuant to Post-Effective Amendment No. 2 are held by A. Clinton Allen, a director of the Company, his spouse Lawson P. Allen and the Richard B. DeWolfe Revocable Trust, a trust controlled by Richard DeWolfe, a director of the Company (collectively, the “Director Holders”). Each Director Holder is aware that the Director Shares may not be offered or sold until a post-effective amendment with current information pursuant to Section 10(a)(3) of the Securities Act of 1933 is filed and declared effective.

The Company further advises that 6,740,791 of the shares (the “SSF Shares”) registered for sale pursuant to Post-Effective Amendment No. 2 are held by David Greenhouse, Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (collectively, “SSF”). As reported in the Company’s Current Reports on Form 8-K filed with the Commission on December 26, 2012 and February 8, 2013, the Company recently received a letter from SSF in regards to a certain registration rights agreement and subsequently entered into a settlement agreement with SSF to resolve the matters raised in the letter. In the letter, SSF acknowleged that Post-Effective Amendment No. 2 could not be used by SSF after October 30, 2011.

Further, the Company believes that 3,504,013 of the shares registered under Post-Effective Amendment No. 2 and held by the following holders may be sold pursuant to Rule 144 and, pursuant to the Company’s registration rights agreement with the holders of such shares, are no longer required to be registered by the Company on behalf of such holders: Barry Rubenstein, Dalewood Associates, LP, Glen S. Davis, Kleeman Family 2004 REV TR, Steven Levine, Joseph R. Martin, David Nussbaum, John Francis O’Brien, Howard Tooter, Beverly Wilkes Armstrong Revocable Trust, dated June 15, 1997 as amended, Sylvester Pierce Walmsley, Scott Sibley, Sibley Family L.P., Matthew Campbell, BBS Capital Fund, LP, Edward Kovary Jr., Charles N. Mathewson Trust dated July 22, 1992, Amstel Investment, LLC, Carpe Diem Partners, LLC, EarlyBirdCapital, Inc. and Carl Wiseman. Accordingly, Post-Effective Amendment No. 4 removes such holders from the table of selling stockholders. Since November 1, 2011, 53,000 of these shares registered by Post-Effective Amendment No. 2 were sold pursuant to Rule 144.

Securities and Exchange Commission

March 5, 2013

The Company is seeking to cause Post-Effective Amendment No. 4 to become effective as promptly as practicable so that the shares registered under Post-Effective Amendment No. 4 may be sold by the holders of the shares pursuant to an effective registration statement if such holders seek to sell such shares in such manner.

In the future, at any time that a registration statement registering the shares registered on Post-Effective Amendment No. 4 is not effective, the Company will provide notice to the holders of such shares that such shares may not be offered or sold until a registration statement registering such shares is effective, unless such shares are eligible for sale under Rule 144 and sold pursuant thereto or pursuant to another exemption from registration.

Signatures, page 25

2.	Please revise to have your principal accounting officer or controller sign in his individual capacity as such.

Response 2:

In response to the Staff’s comment, the Company has revised the signature page to Post-Effective Amendment No. 4.

***

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call Tom Palmiero, Associate General Counsel of the Company, at (727) 538-7910 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Steven Santo

Steven Santo Chief Executive Officer